Exhibit 99.1

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

The amounts are stated in thousands of U.S. Dollars

F-1

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SMX (Security Matters) Public Limited Company and subsidiaries (the “Company”) as of December 31, 2025, and 2024, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.D to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception, and as of December 31, 2025, the Company incurred accumulated losses of $251 million. Further, as discussed in note 1.D, Company’s operations have been funded substantially through the issuance of shares and warrants, and convertible notes. These factors and the Company’s dependency on external funding for its operations, raises substantial doubts about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1.D. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	Ziv Haft
March 19, 2026, except for Notes 26.5 and 26.6, as to which date is July 1, 2026.	/s/ Ziv Haft
We have served as the Company’s auditor since 2022	Certified Public Accountants (Isr.)
BDO Member Firm

F-2

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2025	December 31, 2024
	Note	US$ in thousands
Current assets
Cash and cash equivalents		12,201	2,343
Other current receivables	3	587	1,993
Total current assets		12,788	4,336
Non-current assets
Intangible assets, net	6	7,916	12,328
Goodwill	6	20,120	26,144
Property, plant and equipment, net	4	165	268
Right of use assets	13	336	348
Investment in associated company	5	114	105
Total non-current assets		28,651	39,193

Total assets		41,439	43,529
Current liabilities
Trade payables		8,720	9,432
Other payables	14	4,217	4,350
Short term loan	12	-	1,000
Convertible notes	7	8,295	3,651
Warrants - derivative financial liability	11	5	1,384
Bridge loans liabilities	8	453	902
Lease liabilities	13, 24	42	81
Total current liabilities		21,732	20,800
Non-current liabilities
Lease liabilities	13	382	337
Total non-current liabilities		382	337

Total liabilities		22,114	21,137
Equity
Issued capital and additional paid-in capital	15	264,629	89,976
Foreign currency translation reserve		(4,827)	(1,797)
Transaction with non-controlling interest reserve		258	258
Accumulated losses		(251,204)	(82,026)
Total equity attributable to owners of the parent		8,856	6,411
Non- controlling interest		10,469	15,981
Total equity		19,325	22,392
Total equity and liabilities		41,439	43,529

/s/ Amir Bader	/s/ Haggai Alon	/s/ Richard Gordon Hayes	March 19, 2026
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Richard Gordon Hayes Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

F-3

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2025		December 31, 2024		December 31, 2023
	Note	US$ in thousands
General and administrative expenses	16	120,099		12,729		16,567
Research and development expenses	17	11,228		3,059		2,711
Selling and marketing expenses	18	4,112		992		661
Impairment and amortization	6	10,850		11,085		-
Listing expenses		-		-		16,802
Operating loss		(146,289)		(27,865)		(36,741)
Finance expenses		40,703		13,493		7,891
Finance income		12,402		5,957		1,580
Gain from remeasurement of investment in associated company		-		-		22,164
Share of net profit (loss) of associated companies	5	-		-		(101)
Loss before income tax		(174,590)		(35,401)		(20,989)
Income tax	19	-		-		-
Net loss		(174,590)		(35,401)		(20,989)
Other comprehensive loss:		(3,130)		(1,265)		(283)

Total comprehensive loss		(177,720)		(36,666)		(21,272)

Net loss attributable to:
Equity holders of the Company		(169,178)		(31,092)		(20,914)
Non- controlling interest		(5,412)		(4,309)		(75)

Basic and diluted loss per share attributable to shareholders (US$ in thousands)	20	(37	)(1)	(138,537	)(1)	(9,272,541	)(1)

(1)	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1:4.8828125, 1-for-20 and 1-for-2.285 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026 and June 1, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1.F- 1.K and 26.3, 26.5 and 26.6.

The accompanying notes are an integral part of the consolidated financial statements.

F-4

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2025	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392
Comprehensive loss
Net loss	-	-	-	(169,178)	(169,178)	(5,412)	(174,590)
Other comprehensive loss	-	-	(3,030)	-	(3,030)	(100)	(3,130)
Total comprehensive loss	-	-	(3,030)	(169,178)	(172,208)	(5,512)	(177,720)

Share-based compensation	114,205	-	-	-	114,205		114,205
Conversion of convertible notes into ordinary shares	43,146	-	-	-	43,146	-	43,146

Conversion of short term loan into ordinary shares	4,134	-	-	-	4,134	-	4,134
Equity issuance to investors	10,529	-	-	-	10,529	-	10,529

Issuance of ordinary shares -SEPA facility fee	2,639	-	-	-	2,639	-	2,639
Balance as of December 31, 2025	264,629	258	(4,827)	(251,204)	8,856	10,469	19,325

The accompanying notes are an integral part of the consolidated financial statements.

F-5

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2024	62,901	-	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Net loss	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)

Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392

The accompanying notes are an integral part of the consolidated financial statements.

F-6

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of ordinary shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of ordinary shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities into ordinary shares	5,955	-	-	5,955	-	5,955
Exercise of options into ordinary shares	10	-	-	10	-	10
Issuance of ordinary shares and warrants B, net	1,837	-	-	1,837	-	1,837
Conversion of warrants A into ordinary shares	1,008	-	-	1,008	-	1,008
Exercise of warrants B into ordinary shares, net	888	-	-	888	-	888
Issuance of warrants B after reset	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

F-7

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(174,590)	(35,401)	(20,914)
Share based compensation	114,205	3,657	3,269
Issuance of restricted shares to investors	7,811	-	-
Depreciation and amortization	3,450	2,273	225
Decrease in other current receivables	1,239	140	2,938
Impairment of intangible assets	1,542	2,197	-
Impairment of goodwill	6,025	6,813	-
Increase (decrease) in trade payables	(862)	(2,780)	2,074
Increase (decrease) in other payables	(440)	1,761	(235)
Increase in other liabilities	-	-	19
Revaluation of financial liabilities at fair value	(1,500)	1,890	1,496
Interest expenses and revaluation of convertible notes	18,812	6,818	3,899
Financial expenses due to bridge loans principal amounts	44	435	-
Remeasurement of investment in associated company	-	-	(22,164)
Interest expenses due to short term loan	3,634	-	-
Share in losses of associated companies, net	-	-	101
Issuance of ordinary shares and warrants due to underwriter fees	990	238	11
Issuance cost due to inducement Alpha warrant B’s exercise price	-	184	-
Issuance of ordinary shares due to commitment/facility fee	2,639	460	-
SPAC transaction - listing costs	-	-	16,802
Net cash flow used in operating activities	(17,001)	(11,314)	(12,479)

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(21)	(60)
Capitalized development cost	-	(169)	(976)
Net cash flow used in investing activities	-	(190)	(1,036)

Cash flows from financing activities:
Repayment of short-term loan	(500)	-	-
Repayment of convertible notes	(563)	-	-
Payment of lease liabilities	(53)	(80)	(42)
Repayment of bridge loans	(370)	(34)	(30)
Repayment of pre-paid advances/ advance payment for equity, net	-	(423)	2,679
Proceeds from issuance of ordinary shares and pre-funded warrants	-	6,945	2,630
Exercise of warrants and pre-funded warrants into ordinary shares	-	2,399	642
Proceeds from issuance of convertible notes and warrants, net	31,231	3,303	2,606
Proceeds from short term loan	-	1,000	-
Proceeds from issuance of bridge loans and warrants	-	-	550
Issuance of shares in the SPAC transaction, net	-	-	2,919
Net cash flow provided by financing activities	29,745	13,110	11,954

Increase (decrease) in cash and cash equivalents	12,744	1,606	(1,561)
Cash and cash equivalents at beginning of year	2,343	168	1,398
Exchange rate differences on cash and cash equivalent	(2,886)	569	331
Cash and cash equivalents at end of year	12,201	2,343	168

F-8

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	US$ in thousands
Appendix A – Non-cash transactions during the year:
Conversion of financial liability into ordinary shares	4,134	645	5,330
Conversion of bridge loans into ordinary shares and warrants	6	128	5,192
Conversion of convertible notes and warrants into ordinary shares	43,146	8,530	175
Exercise of cashless options into ordinary shares	-	314	2,925
Exercise of warrants and pre-funded warrants into ordinary shares	-	4,824	1,008
Issuance cost	-	152	-
Other current receivable in connection to exercise of Series A Common Warrant	-	1,510	-
Remeasurement of investment in associated company	-	-	(22,164)
Issuance of warrants to the placement agent in connection to RBW May agreement	(1,728)	-	-

The accompanying notes are an integral part of the consolidated financial statements.

F-9

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group” or the “consolidated entity”) was incorporated on July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The Company continues to expand its strategic focus across multiple high-growth sectors, including advanced materials, precious metals, and circular economy solutions. This includes expansion into key global markets such as Europe, Asia (e.g Japan, Korea, Singapore) and the Middle East (e.g. UAE), development of digital asset capabilities including tokenization of materials, and integration of complementary technologies to deliver end-to-end solutions to clients. The Company is also advancing applications across industries including automotive, electronics, and critical minerals, positioning its platform as a comprehensive infrastructure layer for supply chain traceability and circularity

The Company is developing capabilities for the tokenization of physical materials, enabling the creation of digital assets backed by verified physical provenance, including applications in metals and other high-value materials.

B.	On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange.

The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	On October 3, 2023, the Company signed an agreement with True Gold Consortium Pty Ltd.’s (“TrueGold”) shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in TrueGold and resulted in the Company’s gaining control over TrueGold. On July 10, 2024, the Company’s ownership percentage in TrueGold increased from 51.9% to 52.9% as part of the LOI agreement with PMB.

D.

As of December 31, 2025, the Company incurred accumulated losses of $251 million and continued to incurred operating losses and negative cash flows from operating activities during to date of these financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. The Company continues to actively manage its capital structure through a combination of equity financing, strategic partnerships, and access to committed capital facilities. These initiatives are designed to support the Company’s transition toward large-scale commercialization. While additional funding will be required to support long-term growth, management believes that the Company’s current strategy and access to capital provide a reasonable basis to continue operations. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

F-10

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

During the period, the Company entered into convertible securities funding agreements up to $42.8 million of principal amount before 20% Original Issuance Discount (“OID”) and a Standby Equity Purchase Agreement of $100 million (hereafter “SEPA”) in addition to cash repayment of bridge loans, short term loan and convertible note in the amount of $1,433. The Company plans to continue the issuance of shares and warrants and secure convertible notes and other funding sources such as the increase of the SEPA by additional $150 million (see note 26.2). While future funding remains subject to market conditions, the Company continues to actively pursue multiple financing pathways, including equity facilities, strategic investors, and capital markets initiatives, to support its operational and commercialization objectives. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue to operate as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

E.	The Company operates primarily with 9 wholly owned subsidiaries and 2 majority owned subsidiaries, all of which have been consolidated in these consolidated financial statements

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Security Matters (SMX) PLC	Ireland	100%	100%
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	70%
True Gold Consortium Pty Ltd.	Australia	52.9%	52.9%
SMX Circular Economy FZCO *	UAE	100%	-

In addition, the Company’s has the following investments in associated company:

Entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

*	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates.
*	The Company’s Irish structure supports its intellectual property strategy, enhancing protection, licensing efficiency, and future revenue generation from its technology portfolio

F-11

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

F.	On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2025, financial statements are presented post this reverse stock split.

G.

On January 15, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 under the symbol “SMX,” with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2025, financial statements are presented post this reverse stock split.

H.	On June 16, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.1:1 under the symbol “SMX,” with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. Approved by shareholders and Board of Directors on April 15, 2025, this reverse split consolidated every 4.1 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000001 to $0.000000000000041. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

I.

On August 7, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post- reverse stock split of 7:1 under the symbol “SMX,” with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 7.0 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000041 to $0.000000000000287. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

F-12

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

J.	On October 23, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 10.89958:1 under the symbol “SMX,” with a new CUSIP number of G8267K182 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 10.89958 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 15.5 million to approximately 1.4 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000000000287 to $0.00000000000312817946. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

K.	On November 18, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 8:1 under the symbol “SMX,” with a new CUSIP number of G8267K307 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 8 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 8.4 million to approximately 1.05 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000312817946 to $0.00000000002502543568 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and until the date that control is lost.

Intercompany transactions between entities in the consolidated entity are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

F-13

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Investments in associated companies

Investments in associated companies are accounted under the equity method and are initially recognized at cost. The investment’s cost includes transaction costs. The consolidated financial statements include the Group’s share in net income or loss, in other comprehensive income or loss, and in the net assets of associated companies accounted by the equity method from the date when significant influence or joint control materialized, until the date on which the conditions for significant influence or joint control are no longer met.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of the associate.

Reverse acquisition transaction

The result of the merger between the Company and Security Matters PTY Ltd. as described in Note 1.B is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuation of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the closing date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY Ltd. have been recognized and measured in these consolidated financial statements at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

F-14

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

4.	The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. The functional currency of Security Matters Pty Ltd. is Australian Dollar. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekel. The functional currency of Security Matters Canada Ltd. is Canadian Dollar. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date.
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at the rate of exchange as of the date of recognition of those items.
●	The accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive losses in the Foreign Currency Translation Reserve.

Issue of a unit of financial instruments

The issue of a unit of financial instruments such as a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issuance costs) to financial derivatives and other financial instruments measured at fair value in each period and to financial liabilities that are measured at amortized cost, with residual allocated to equity instruments. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

F-15

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A.	In the principal market for the asset or liability; or
B.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:

Other receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services, but also incorporate other types of contractual monetary asset. These assets are carried at amortized cost less any provision for impairment.

The Group has no financial assets classified at fair value through profit or loss.

F-16

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Financial liabilities

financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

measured at fair value through profit or loss:

These financial liabilities comprise of derivatives that are options which are to be settled in equity instruments but nevertheless do not meet the definitions of equity instruments. The Group measures those financial liabilities at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

F-17

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity is successful, are offset in profit or loss against the related expenses (research and development expenses). Any IP generated from this activity remains at the ownership of the Group.

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability, excluding leases where the lease term is 12 months or less, or where the underlying asset is of low-value. These leases expenditures are recognized on a straight-line basis over the lease term. A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of-use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

All leases are accounted for by recognizing a right-of-use asset and a lease liability. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate implicit in the lease unless (as is typically the case) this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	amounts expected to be payable under any residual value guarantee.
●	the exercise price of any purchase option granted in favor of the Group if it is reasonably certain to exercise that option.
●	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate or when there is a change in the assessment of the term of any lease the remeasurement being recognized in front of the right of use assets.

F-18

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs

Expenditures on research activities are recognized in profit or loss as incurred. Expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents and are capitalized when the Group demonstrates all the following criteria:

a.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

b.	The intention to complete the intangible asset and use or sell it.

c.	The ability to use or sell the intangible asset.

d.	The probability of the intangible asset to generate future economic benefits. Among other things, the Group considers the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

e.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

f.	The ability to measure reliably the expenditures attributable to the intangible asset during its development.

The recognition criteria above are considered by the Group at each stage of development to determine when the criteria have been initially met in full.

The technical feasibility criteria is determined to be met when a the milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Group believes that the technical feasibility of completing the development for use is probable.

The Group notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry’s needs.

F-19

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

Currently, the Group’s capitalized development activities focus on:

1.	Development of marker architecture to be embedded topically or in-situ (application) for each material/product within the optimal industrial manufacturing phase, based on industry standards and regulations.
2.	Semi Industrial scale – technology implementation in semi-industrial production.
3.	Development of a digital platform to support the end-to-end traceability from raw material to final product to recycling.

The Group’s management has the full intention to complete the development of the technology and ultimately to sell it. This intention is demonstrated by initiating partnerships with industry market leaders and continuing the development into the next phase. The Group’s intention is also reflected in the Group’s approved budget.

The Group’s management intends to concentrate its future sales and marketing efforts in the U.S. and Asia Pacific markets, including, but not limited to, recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

The Group’s business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Company is currently in the transition phase from technology validation to commercial deployment. Revenue generation is expected to scale as proof-of-concept programs and strategic partnerships convert into commercial agreements, particularly within large enterprise and government-led ecosystems. The Group’s technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Group is able to provide an adaptive solution for multiple market segments, based on a unified technology solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Group’s strategy to create strategic partnerships with market leaders across its main segments of activity. The Group believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

Adequate technical and financial resources are available to complete the development; the development will be completed by the Group’s technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Group has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots. The Company is focused on establishing industry-wide adoption through collaboration with leading partners, with the objective of creating standardized solutions across multiple sectors including plastics, metals, and supply chain authentication.

The Group has financial systems in place that allow it to maintain records in sufficient detail that enable it to measure reliably the expenditures attributable to the intangible asset during its development.

Development expenditures not satisfying all the above criteria are recognized in the consolidated statement of comprehensive income as incurred.

Subsequent measurement

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

An asset is ready for its intended use, when the developed technology becomes operational and the Group completes an initial customization.

F-20

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

Intangible assets with a finite useful life are amortized over their estimated useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for intangible assets are reviewed at least at each year end.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. An expenditure incurred in development activities, including the Group’s software development is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates, the expenditure will lead to new or substantially improved products, the products are technically and commercially feasible and the Group has sufficient resources to complete the development and reach the stage for which the product is ready for use.

All other expenditure, including those incurred in order to maintain an intangible assets current level of performance, is expensed as incurred.

Share-based compensation

The Group measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted. The Group selected the Black-Scholes model as the Group’s option pricing model to estimate the fair value of the Group’s options awards. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

F-21

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the annual reporting period beginning January 1, 2026:

●Amendments to the Classification and Measurement of Financial Instruments (Amendment s to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures)

●Contracts Referencing Nature -dependent Electricity (Amendments to IFRS 9 and IFRS 7)

The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:

● IFRS 18 Presentation and Disclosure in Financial Statements

●IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Group is currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorisation and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

The Group does not expect to be eligible to apply IFRS 19.

The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

F-22

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Share based compensation

The Group has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes model, which was derived to model the value of the firm’s equity over time. The simulation model was designed to take into account the unique terms and conditions of the performance shares and share options, as well as the capital structure of the firm and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are described in the share-based compensation note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to the statement of profit or loss over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Intangible assets

The Group capitalizes costs for its developed projects when specific criteria are met. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is achievable, usually when a product development project has reached a defined milestone according to an established project management model. The management makes assumptions regarding the expected future economic benefit to be derived from the intangible asset and therefore whether the capitalized costs are expected to be recovered.

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Group will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also note 6.

Management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the consolidated financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised.

Impairment of goodwill and intangible assets

The Group reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in note 6.

F-23

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Group concludes that a definite or indefinite long-lived intangible asset is impaired, the Group recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

Financial liabilities at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Group’s assets over time. The simulation approach was designed to take into account the terms and conditions of the financial liabilities, which are described in notes 8, 9 and 11, as well as the capital structure of the Group and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

NOTE 3 - OTHER CURRENT RECEIVABLES:

	December 31, 2025	December 31, 2024
Receivable in respect of exercise of warrants	-	1,510
Tax authorities	364	305
Prepaid expenses	198	102
Proof of concept receivables	8	46
Other	17	30
Total	587	1,993

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2025	76	1,162	70	102	1,410
Additions	-	-	-	-	-
Currency translation adjustments	10	167	10	15	202
At December 31, 2025	86	1,329	80	117	1,612

Accumulated depreciation
At January 1, 2025	33	965	46	98	1,142
Depreciation	10	118	8	4	140
Currency translation adjustments	5	140	6	14	165
At December 31, 2025	48	1,223	60	116	1,447
Net book value at December 31, 2025	38	106	20	1	165

F-24

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.):

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2024	75	1,146	69	102	1,392
Additions	-	21	-	-	21
Currency translation adjustments	1	(5)	1	-	(3)
At December 31, 2024	76	1,162	70	102	1,410

Accumulated depreciation
At January 1, 2024	24	832	37	88	981
Depreciation	9	135	9	10	163
Currency translation adjustments	-	(2)	-	-	(2)
At December 31, 2024	33	965	46	98	1,142
Net book value at December 31, 2024	43	197	24	4	268

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANY:

Entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters Ltd.’s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. and Trifecta established a new entity – Yahaloma Technologies Inc. (“Yahaloma”), which is equally held by Security Matters Limited and Trifecta.

Yahaloma has the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

F-25

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 6 - INTANGIBLE ASSETS, NET AND GOODWILL:

	Capitalization of development costs	Purchased license	Core Technology License	Total

COST
As of January 1, 2025	5,266	782	10,449	16,497
Currency translation adjustments	194	58	-	252
As of December 31, 2025	5,460	840	10,449	16,749

Accumulated amortization
As of January 1, 2025	2,788	75	1,306	4,169
Amortization	534	103	2,612	3,249
Impairment	1,542	-	-	1,542
Currency translation adjustments	(121)	(6)	-	(127)
As of December 31, 2025	4,743	172	3,918	8,833

Net book value as of December 31, 2025	717	668	6,531	7,916

	Capitalization of development costs	Purchased license	Core Technology License	Total

COST
As of January 1, 2024	5,342	819	10,449	16,610
Capitalized development cost	169	-	-	169
Currency translation adjustments	(245)	(37)	-	(282)
As of December 31, 2024	5,266	782	10,449	16,497

Accumulated amortization
As of January 1, 2024	124	-	-	124
Amortization	694	75	1,306	2,075
Impairment	2,197	-	-	2,197
Currency translation adjustments	(227)	-	-	(227)
As of December 31, 2024	2,788	75	1,306	4,169

Net book value as of December 31, 2024	2,478	707	9,143	12,328

Intangible assets as of December 31, 2025 and 2024 consist of capitalized development costs of the Group’s technology, the cost of the exclusive license intellectual property and core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). The capitalized development costs and purchased license are amortized in accordance with its useful life of 5.5 years. The Core Technology License is amortized in accordance with its useful life of 4 years. The Company commenced amortization of both the capitalized development costs and purchased licenses and core technology as of July 1, 2024.

F-26

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 6 - INTANGIBLE ASSETS, NET AND GOODWILL (CONT.):

Goodwill and impairment

The Group is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires an estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

During 2025 and 2024, the Group did not meet its revenue forecast. This had an adverse impact on the projected value in use of the operation and consequently resulted in an impairment to goodwill of $6,024 and $6,813 for the years ended December 31, 2025, and 2024 respectively. The (pre-tax) discount rate used to measure the CGU’s value in use was 30.0% and 29.6% for the years ended December 31, 2025, and 2024 respectively.

The carrying amount of goodwill is $20,120 and $26,144 for the years ended December 31, 2025, and 2024 respectively.

The recoverable amount has been determined using value in use calculations based on cash flow projections derived from Company approved budgets, reflecting management’s expectation.

NOTE 7 - CONVERTIBLE NOTES:

A.	On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the “LP Convertible Note”) and two types of warrants, to Lee Pinkerton (“LP”). The LP Convertible Note’s principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). As of December 31, 2025, the company did not settle the full principal amount and all accrued interest. Based on Management’s projections, the Company expects to satisfy this obligation by December 31, 2026. The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP’s discretion, at a fixed conversion price of $470,250 ($5,746,196,840 after reverse stock splits) per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company’s ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants:

(i)	Bonus Warrants – 0.27 warrants to purchase ordinary shares (nil after reverse stock splits) of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse stock splits) per share.
The Bonus Warrants term is five years commencing upon the Business Combination.
(ii)	Redeemable Warrants 0.26 warrants to purchase ordinary shares (nil after reverse stock splits) of the Company at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants term is five years commencing upon the Business Combination. 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235,125 ($2,873,098,420 after reverse stock splits) per warrant. The LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

F-27

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The LP Convertible Note is recorded in accordance with its fair value. The Redeemable Warrants are accounted as a derivative financial liability measured at fair value through profit or loss. Management utilized a third-party appraiser to assist them in valuing the LP Convertible Note and Redeemable Warrants.

The fair value of the Redeemable Warrants was calculated using the Monte-Carlo simulation model. As of December 31, 2025 and 2024, the expected volatility that was used was 359.7% and 53.94%, respectively, and the risk-free interest rate used was 4.67% and 4.27%, respectively.

As of December 31, 2025, and 2024 the fair value of the Redeemable Warrants was $32 and $55,

respectively.

In order to calculate the fair value of the LP Convertible Note, the Company discounted the payment schedule by a discount rate of 30%. as of December 31, 2025, and a discount rate of 22.9% as of December 31, 2024.

As of December 31, 2025, and 2024 the fair value of the LP Convertible Note was $333 and $336, respectively. All of the principal and accrued interest under the LP Convertible Note is due and owing as of the date of the authorization of these financial statements.

B.	On September 6, 2023, the Company entered into a Securities Purchase Agreement to issued and sold to an institutional investor, Generating Alpha Ltd. (“Alpha”), a convertible promissory note (the “Alpha September 2023 Note”) with a fixed conversion price of $3,501 ($42,780,298 after reverse stock splits), 1,838 warrants A’s (nil after reverse stock splits) and 1,225 warrants B’s (nil after reverse stock splits), for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A’s were exercisable into 1,838 (nil after reverse stock splits) ordinary shares at an exercise price of $4.7025 ($57,462 after reverse stock splits) per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B’s were exercisable into 1,225 (nil after reverse stock splits) ordinary shares at an exercise price of $3,501 ($42,780,298 after reverse stock splits) per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A’s and the warrant B’s meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The Alpha September 2023 Note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the Alpha September 2023 Note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $3,501 ($42,780,298 after reverse stock splits) per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the Alpha September 2023 Note into ordinary shares; provided that in no case shall the Company so convert the Alpha September 2023 Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

F-28

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The Alpha September 2023 Note was recognized in accordance with the amortized cost method.

As of December 31, 2024, the investor converted all of the principal amount of the Alpha September 2023 Note into Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

C.	On February 24, 2024, the Company issued to Steven Wallitt (“SW”) a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 month. The note shall be repaid solely by way of conversion into the Company’s ordinary shares. The conversion price was determined according to the closing price of the Company’s share on the day prior to the conversion date, with no floor price. SW ranks senior but is subordinated to ClearThink Asset Management (“CTAM”), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49 ($170,645 after reverse stock splits).

As of December 31, 2025, the convertible security remains outstanding. Based on the Company’s assessment, the expected repayment date is December 31, 2026.

Based on conversion terms under this agreement Investors have the right to convert the outstanding principal into ordinary shares at any time.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $483 and $370 as of December 31, 2025, and December 31, 2024, respectively.

The conversion option was accounted as a derivative financial liability and measured at fair value through profit or loss.

The fair value of the conversion option was estimated using a Monte Carlo valuation model. As of December 31, 2025, and December 31, 2024, the fair value amounted to $124 and $95, respectively, based on volatility assumptions of 202.8% and 39.78% and risk-free interest rates of 3.48% and 4.37%, respectively.

During 2025.

As of the date of these financial statements the principal and accrued interest payments according to the SW convertible security agreement are due and owing.

During the year ended December 31, 2025, a total of 58,238 RSU were granted to investor Steven Wallit. Financing expenses in the amount of $3,466 were recognized in connection with the issuance of these RSUs. No settlement agreement was reached with the SW’s investor; accordingly, the expense was not offset against the existing liability.

F-29

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

D.	On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to Alpha, as follows:

1.	Unsecured note (the “Alpha April Note”) in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $513 ($6,268,578 after reverse stock splits) per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note, so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Alpha April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note’s outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

2.	A 5.5-year warrant to purchase 5,532 Ordinary Shares (nil after reverse stock splits) at $336 ($4,105,736 after reverse stock splits) per share, with anti-dilution protections. (“the April Warrants”). There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a “Buy-In” amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

3.	Inducement offers which amends the Company’s existing warrants B’s held by Alpha issued in September 2023 to a reduced exercise price of $4.7025 ($57,462 after reverse stock splits) per share. Alpha immediately exercised these warrants B’s in full.

The Alpha April Note is a financial liability which is measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of April 11, 2024, the Alpha April Note amounted to $220, and the Conversion Option fair value amounted to $656.

As of April 11, 2024, the fair value of the conversion option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 52.08% and the risk-free interest rate used is 5.17%.

During 2024, the investor converted approximately $2,110 of the principal amount and accrued interest into 467,424 (38 after reverse stock splits) ordinary shares.

As of December 31, 2024, the Alpha April Note amounted to $72 and the Conversion Option fair value amounted to $48. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 39.78% and the risk-free interest rate used is 4.37%.

The April Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the April Warrants will be measured in accordance with their fair value and all changes in fair value will be recognized through profit or loss. As of April 11, 2024, the April Warrants’ fair value amounted to $1,090.

As of April 11, 2024, the fair value of the April Warrants was calculated using the Black-Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

In addition, during 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 16 ordinary shares of the Company, with a fair value at the conversion date of $842.

F-30

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 33 ordinary shares to Alpha, with a fair value at the issuance date of $787. As of December 31, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company, and accordingly, no further liability to Alpha remains in respect of this note.

E. On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP (“PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of the exchange of a $1,000 senior secured note (originally due May 31, 2024) for a $800 Convertible Note due December 31, 2024 (“the $800 Convertible Note”), and a $500 non-convertible promissory note due December 31, 2024 (“the $500 Non-Convertible Promissory Note” and, together with the $800 Convertible Note, the “Senior Promissory Notes”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”).

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the $800 Convertible Note and the $500 Non-Convertible Promissory Note, with terms consistent with the Letter of Intent, were all dated as of September 4, 2024.

The Senior Promissory Notes carry an annual interest of 15%. PMB has the right to convert the $800 Convertible Note and accumulated interest into 2,673 (nil after reverse stock splits) ordinary shares.

The $800 Convertible Note is a financial liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement the $800 Convertible Note is with accordance with the amortized cost method.

The conversion option meets the conditions for equity classification according to IAS 32 and recorded as equity instrument.

The $500 Non-Convertible Promissory Note is a liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement, the $500 Non-Convertible Promissory Note measured in accordance with the amortized cost method.

On May 13, 2025, the parties executed an amendment, under which the maturity date of both notes was extended to November 30, 2025, the annual interest rate was increased to 18%, and the principal balance of each note was adjusted to include accrued and unpaid interest up to the date of the amendment.

In accordance with IFRS 9, the quantitative and qualitative effects of the amendment were assessed, and it was determined that the modification was non-substantial. Accordingly, the amortized cost of the liabilities was adjusted to reflect the revised contractual cash flows, discounted at the original effective interest rate, with the resulting difference recognized as finance expenses in profit or loss.

The amortized cost including interest of the convertible promissory note in the principal amount of $800 and the promissory note in the principal amount of $500, in aggregate, was $1,572 as of December 31, 2025, and $1,359 as of December 31, 2024, respectively.

During 2025, a total of 58,254 ordinary shares were granted to PMB’s investor. Finance expenses in the amount of $3,679 were recognized. As no settlement agreement was reached with PMB’s investor, the recognized finance expense was recorded against issued capital and additional paid-in capital and was not offset against the related financial liability.

All of the principal and accrued interest under the PMB Convertible Notes, is due and owing as of the date of these financial statements.

F.

On July 19, 2024 the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the “Alpha July Note”) and warrants (the “July Warrants”), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $174 ($2,126,184 after reverse stock splits) or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the “Conversion option”) Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company’s Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection. According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 (nil after reverse stock splits) Ordinary Shares, with an exercise price of $178 ($2,175,062 after reverse stock splits) per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance.

F-31

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The July Warrants also may be exercised pursuant to a cashless or net exercise provision. The exercise of the July Warrants is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The July Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut-off, the July Warrants will be measured in accordance with its fair value and all changes in fair value will be recognized through profit or loss.

As of July 19, 2024, the July Warrants fair value amounted to $741. The July Warrants were calculated using Black-Scholes model with expected volatility of 59.6% and the risk-free interest rate used is 4.16%.

As of December 31, 2024, all of the July Warrants were converted into ordinary shares.

The Alpha July Note is a financial liability which will be measured in accordance with the amortized cost method, and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of July 19, 2024, the Alpha July Note amounted to $0, and the Conversion Option fair value amounted to $753.

As of July 19, 2024, the fair value of the conversion option was calculated by estimating the Alpha July Note using Monte Carlo model with expected volatility of 61.67% and the risk-free interest rate used is 4.85%.

As of December 31, 2024, the Alpha July Note amounted to $520, and the Conversion Option fair value amounted to $527.

As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha July Note using the Monte Carlo model with expected volatility of 58.7% and the risk-free interest rate used is 4.28%.

During 2025, the Alpha July Note and the accrued interest were fully converted into ordinary shares (see Note 15. B-1).

G.	On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (“1800 Diagonal August”), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company (“the 1800 Diagonal August Promissory Note”). The 1800 Diagonal August Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal August Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7.

F-32

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The 1800 Diagonal August Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note.

In the event of an Event of Default, (i) the 1800 Diagonal August Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal August Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal August. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal August Promissory Note so the 1800 Diagonal August beneficially owns less than 4.99% of the Company’s Ordinary Shares. The 1800 Diagonal August shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the 1800 Diagonal August. The Company is subject to customary indemnification terms in favour of the 1800 Diagonal August and its affiliates and certain other parties. The Company paid a placement agent approximately $18 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The 1800 Diagonal August Promissory Note was accounted as financial liability in accordance with the amortized cost method using the effective interest rate of 674%.

As of December 31, 2024, the carrying amount of the host straight debt component was $ 147 and the fair value of the embedded conversion option was $ 121.

The convertible feature was accounted as derivative financial liability and measured at fair value through profit and loss. Management utilized a third-party appraiser to assist them in valuing the convertible feature fair value using the monte Carlo simulation with expected volatility of 43% and the risk-free interest rate used is 4.89%.

According to the agreement, the loan conversion will only occur in the event of default. For the purpose of estimating the convertible feature the third-party appraiser has assumed, based on Moody’s rate methodology, the is a 43.6% probability that a default event will occur. Therefore, the value of the Convertible feature is only 43.6% of the Convertible feature valuation.

The 1800 Diagonal August Promissory Note was fully repaid in cash during 2025 for an aggregate amount of approximately $246 (comprising the original principal amount of $223.7 and interest of $22.4$).

H.	On March 28, 2025, the Company entered into an agreement with 1800 Diagonal (“1800 Diagonal March”), pursuant to which it issued a promissory note with a par value of $ 295.5 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.The note bears interest at an annual rate of 12% and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company’s shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.

The agreement also includes customary representations, undertakings, and indemnities in favour of 1800 Diagonal March, its subsidiaries, and related entities.

For accounting purposes, the promissory note is a compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost, with an effective interest rate at initial recognition of 107.46%; and
(ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

F-33

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

As of March 28, 2025, the carrying amount of the host straight debt component was $204.

The fair value of the embedded conversion option at initial recognition was estimated at $ 47, as determined by management with the assistance of an independent appraiser using a Monte Carlo simulation, incorporating an expected volatility of 60.37% and a risk-free interest rate of 4.04%. As conversion is permitted only upon an event of default, the appraiser estimated the probability of such an event at 8.962%, and the fair value was calculated accordingly as this percentage of the full conversion value.

During 2025, the promissory note was fully repaid in cash for an aggregate amount of approximately $317.

I.	On May 9, 2025, the Company entered into an agreement with RBW Capital (“RBW May”), pursuant to which it issued a promissory note with a par value of $6,875 in consideration for total cash proceeds of $5,500 (before deduction of issuance expenses), reflecting an original issue discount (“OID”) of $1,375, or 20% of the par value. The proceeds were received in instalments in accordance with the terms of the agreement, including $1,375 upon signing of the agreement, $1,375 near the time of submitting the draft prospectus (Registration Statement) to the SEC, and additional amounts of $625 and $2,125, no later than the effective date of the Form F-1.

According to the agreement the issuance expenses amounted to:

(i) Cash placement agent fee of $640 and legal expenses of $220, and

(ii) Warrants, at a rate of 5% of the number of shares that will actually be issued within each funding round. The warrants are exercisable at a price of $4,497 per share, for a period of 5 years from the date of grant.

The warrants granted to the underwriters are classified as equity-settled share-based payments under IFRS 2 and are measured at fair value at the grant date. the Company has allocated the underwriting costs incurred in proportion to the allocation of proceeds. Accordingly, the total fair value recognized against additional paid in capital and amounted to $2,718.

The contractual maturity date for repayment of the principal is May 8, 2026.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The principal is convertible at the Company’s option at any time, at a conversion price equal to the higher of $ 0.32 per share or the lowest closing price of the Company’s shares during the seven trading days preceding the conversion request.

Conversion is subject to an ownership limitation of 4.99%.

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, all four scheduled instalments had been received, and accordingly, four host straight debt components were recognized, together with four corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of May 9, 2025

The host straight debt component was measured at approximately $825,

The fair value of the conversion feature was estimated at approximately $550.

The key assumptions used in the valuation were as follows:

●	Expected Period: 1 year

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SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

●	Expected Volatility: 62.03%
●	Risk-Free Interest Rate: 4.05%
●	Expected Dividend Yield: 0%

Tranche 2 – As of May 23, 2025

The host straight debt component was measured at approximately $836,

The fair value of the conversion feature was estimated at approximately $539.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.96 year
●	Expected Volatility: 62.13%
●	Risk-Free Interest Rate: 4.15%
●	Expected Dividend Yield: 0%

Tranche 3 – As of June 27, 2025

The host straight debt component was measured at approximately $404,

The fair value of the conversion feature was estimated at approximately $221.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.85 year
●	Expected Volatility: 47.84%
●	Risk-Free Interest Rate: 4.06%
●	Expected Dividend Yield: 0%

Tranche 4 – As of July 3, 2025

The host straight debt component was measured at approximately $1,372,

The fair value of the conversion feature was estimated at approximately $753.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.85 year
●	Expected Volatility: 47.84%
●	Risk-Free Interest Rate: 4.06%
●	Expected Dividend Yield: 0%

As of December 31, 2025, the RBW May notes were fully converted into 1,949 ordinary shares of the Company.

J.	On August 1, 2025, the Company entered into an agreement with RBW Capital (“RBW August”), pursuant to which a Convertible Loan Agreement with two primary investors, Target Capital 1 LLC and Secure Net Capital LLC (collectively, the “Investors”), pursuant to which the Company issued a promissory note with a par value of $15,000, following an amendment to the agreement dated September 9, 2025. In consideration for total cash proceeds of $12,000. (before deduction of placement agent fee and legal expenses in total amount of $1,145), reflecting an original issue discount (“OID”) of $3,000, or 20% of the par value.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available.

To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owning more than 4.99% of the Company’s outstanding ordinary shares at any given time.

Pursuant to the Convertible Loan Agreement, the loan proceeds were disbursed in five tranches: $5,000, $1,000, $2,000, $1,000 and $3,000, respectively.

F-35

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The Investors may convert the outstanding principal into ordinary shares at any time, at a conversion price equal to the higher of :

● 85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the seven trading days immediately preceding the conversion date, representing a 15% discount to market price.

● A floor price of $954 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, all five scheduled instalments had been received, and accordingly, five host straight debt components were recognized, together with five corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of August 1, 2025

The host straight debt component was measured at approximately $3,113,

The fair value of the conversion feature was estimated at approximately $1,887.

The key assumptions used in the valuation were as follows:

●	Expected Period: 1 year
●	Expected Volatility: 156.54%
●	Risk-Free Interest Rate: 3.87%
●	Expected Dividend Yield: 0%

Tranche 2 – As of August 27, 2025

The host straight debt component was measured at approximately $768,

The fair value of the conversion feature was estimated at approximately $232.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.93 year
●	Expected Volatility: 151.55%
●	Risk-Free Interest Rate: 3.86%
●	Expected Dividend Yield: 0%

Tranche 3 – As of September 12, 2025

The host straight debt component was measured at approximately $1,811,

The fair value of the conversion feature was estimated at approximately $189.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.89 year
●	Expected Volatility: 161.65%
●	Risk-Free Interest Rate: 3.7%
●	Expected Dividend Yield: 0%

F-36

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

Tranche 4 – As of September 17, 2025

The host straight debt component was measured at approximately $901,

The fair value of the conversion feature was estimated at approximately $99.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.87 year
●	Expected Volatility: 148.9%
●	Risk-Free Interest Rate: 3.65%
●	Expected Dividend Yield: 0%

Tranche 5 – As of October 2, 2025

The host straight debt component was measured at approximately $2,656,

The fair value of the conversion feature was estimated at approximately $344.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.83 year
●	Expected Volatility: 151.81%
●	Risk-Free Interest Rate: 3.68%
●	Expected Dividend Yield: 0%

During 2025, a principal amount in the amount of $13,750 was converted into 66,794 ordinary shares of the company.

In addition, as part of the RBW December, the Company and the relevant parties agreed that a principal amount of $1,250 which was not converted as part of the RBW August agreement would be offset against the proceeds of the new RBW December agreement (See note 7.E).

In this context, it should be noted that a modification of terms occurred following an agreement reached with the same lenders. In light of the fact that the modification was entered into with the same investors/lenders, the Company was required to assess whether the modification constituted a “substantial modification” in accordance with IFRS 9. Based on the valuation expert’s determination that the modification was indeed substantial, the Company derecognized the original debt from its books at its carrying amount as of the modification date and recognized the new debt at its fair value as of that date. Any difference between the carrying amount of the original debt and the fair value of the new debt was recognized immediately as a finance loss in the amount of $249, and all costs associated with the amendment were recognized as an immediate expense.

As of December 31, 2025, the Company had no remaining obligations in respect of this liability.

K.	On December 1, 2025, the Company entered into an agreement with RBW Capital (“RBW December”), pursuant to which the Company issued a promissory note with a par value of $20,625, following an amendment to the agreement dated December 9, 2025. In consideration for total cash proceeds of $16,500 (before deduction of placement agent fee, legal expenses in total amount of $1,460), reflecting an original issue discount (“OID”) of $4,125, or 20% of the par value.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available.

To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owning more than 4.99% of the Company’s outstanding ordinary shares at any given time.

F-37

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The investor is entitled to convert the Note into ordinary shares of the Company at any time, at a conversion price equal to the greater of the following two amounts:

● The conversion price is set at 85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the five trading days immediately preceding conversion, representing a 15% discount to market price.

● A floor price of $1.5 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

The loan proceeds in an aggregate amount of $16,500, were received in two separate tranches, as follows:

●	December 3, 2025 –$5,750 thousand
●	December 29, 2025 –$10,750 thousand

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, the two scheduled instalments had been received, and accordingly, two host straight debt components were recognized, together with two corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of December 3, 2025

The host straight debt component was measured at approximately $2,507,

The fair value of the conversion feature was estimated at approximately $3,243.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.5 year
●	Expected Volatility: 202.47%
●	Risk-Free Interest Rate: 3.68%
●	Expected Dividend Yield: 0%

Tranche 2 – As of December 29, 2025

The host straight debt component was measured at approximately $4,450,

The fair value of the conversion feature was estimated at approximately $6,300.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.43 year
●	Expected Volatility: 244.64%
●	Risk-Free Interest Rate: 3.62%
●	Expected Dividend Yield: 0%

During December 2025 the company converted principal amount of the RBW December notes of $11,984 into 168,853 ordinary shares of the company.

The remaining principal amount as of December 31, 2025, was totalled to $8,641.

As of December 31, 2025, the host straight debt component was measured at approximately $2,668 and the fair value of the conversion feature was estimated at approximately $3,083.

For purposes of the aggregate fair value measurement as of December 31, 2025, the conversion feature was valued using the following assumptions:

●	Expected Period: 0.43 year
●	Expected Volatility: 262.92%
●	Risk-Free Interest Rate: 3.61%
●	Expected Dividend Yield: 0%

F-38

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 8 - BRIDGE LOANS LIABILITIES:

A.	Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which previously lent Security Matters PTY Ltd. an aggregate amount of $3,860.

Part of the lender received also bonus warrants and redeemable warrants as described below.

The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i)	Bonus Warrants – 0.32 warrants (nil after reverse stock splits) to purchase ordinary shares of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse stock splits) per share and a first priority security interest in the shares of Security Matters PTY’s interest in TrueGold Consortium Pty Ltd. (“Bonus Warrants”)

The Bonus Warrants term is five years commencing upon the BCA.

(ii)	Redeemable Warrants Type 1 – 0.13 warrants (nil after reverse stock splits) to purchase ordinary shares of SMX PLC at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA. (“Redeemable Warrants Type 1”)

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.

(iii)	Redeemable Warrants Type 2 – 0.53 warrants (nil after reverse stock splits) to purchase ordinary shares of SMX at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (“Redeemable Warrants Type 2”)

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.
●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The loan components were accounted in accordance with the amortized cost method.

Bridge loans conversions and repayments:

1.	During 2023 the company converted principal amount of $1,350 and redeemable warrants at the amount of $1,000 into ordinary shares.
2.	During 2023 the company converted principal amount of $750 and redeemable warrants at the amount of $1,450 into cashless warrants which converted during 2024 into ordinary shares.

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SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 8 - BRIDGE LOANS LIABILITIES (CONT.):

3.	On June 27, 2024, the Company converted $119 of principal amount into ordinary shares warrants
4.	On September 4, 2024, the Company converted $1,300 of principal amount and accumulated interest into Senior Promissory Note (see note 7.E).
5.	During 2025, the company repaid cash amount of $370 of principal amount and accumulated interest.
6.	During 2025, a total of 2,333 ordinary shares were issued to the investors, accordingly Finance expenses of approximately $198 were recognized against share capital and share premium.

As of December 31, 2025, and December 31, 2024, the principal and the accumulated interest of the bridge loans were amounted to $453 and $728, respectively.

All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

Management valuing the Bonus Warrants using the Black Scholes model.

As of December 31, 2025, and 2024, the fair value of the Bonus Warrants was nil.

Management utilized a third-party appraiser to valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using the Monte-Carlo simulation model.

As of December 31, 2025 and 2024, the fair value of the Redeemable Warrants Type 1 was $30 and $34, respectively.

Management utilized a third-party appraiser to valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2025 the redeemable warrants type 2 was expired

As of December 31, 2024, the fair value of the Redeemable Warrants Type 2 amounted to $140.

The main assumptions used in the three valuation models as of December 31, 2024 described above were:

(1)	risk free rate 4.27%;
(2)	volatility of assets 53.94%;
(3)	expected terms of the warrants 3.18 years.

The main assumptions used in the three valuation models as of December 31, 2025, described above were:

(1)	risk free rate 4.67%
(2)	volatility of assets 359.7%
(3)	expected terms of the warrants 2.18 years.

NOTE 9 – ALPHA SPA:

On April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase ordinary shares at its discretion after a three-month period, with a minimum purchase (“Put”) of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. As of December 31, 2024, no withdrawal was carried out from this credit line. On May 9, 2025, the Company terminated the SPA without having made any withdrawals up to that date.

F-40

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 10 – TARGET SEPA:

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement as amended on December 9, 2025 (the “SEPA”) with the Selling Stockholders Target Capital 1 LLC (the “SEPA Investor”), in which the SEPA Investor has committed to purchase from the Company up to $100 million of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA;

As consideration for the SEPA Investor commitment to purchase Ordinary Shares upon the terms and subject to the conditions set forth in the SEPA, the Company agreed to pay to the SEPA Investor a facility fee (the “Facility Fee”) equal to two percent of the commitment amount of $100 million. To satisfy the Facility Fee, the Company shall issue or cause to be issued or transferred to the SEPA Investor that number of additional Ordinary Shares (or pre-funded warrants representing such shares) equal to $2 million divided by the lesser of the most recent closing price of the Ordinary Shares on (i) the effective date of the SEPA, and (ii) the lowest 1-Trading Day VWAP of the Ordinary Shares of the five Trading Days immediately preceding the date the SEPA Form F-1 is declared effective. On December 30, 2025, The Company issued to the SEPA Investor 10,505 ordinary shares at a cost value of $2,639 equals to the spot price of the number of shares issued as determined on their issuance date.

Subject to the terms and conditions of the SEPA, the Company has the right from time to time at its discretion until the first day of the month following the 36-month period after the date of the SEPA (or earlier in the event the SEPA Investor shall have made payment of $100 million in Advances), to direct the SEPA Investor to purchase a specified amount of ordinary shares (each such sale, an “Advance”) by delivering written notice to the SEPA Investor (each, an “Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the lesser of (i) an amount equal to one hundred percent (100%) of the average of the Daily Traded Amount (as defined in the SEPA) during the five consecutive Trading Days immediately preceding an Advance Notice, (ii) 30% of the Daily Traded Amount (as defined in the SEPA) and (iii) $1 million, and may not exceed 4.99% of the issued and outstanding Ordinary Shares. The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to 94% of the lowest VWAP of the Ordinary Shares during the three Trading Days following the applicable notice date. The Company may also deliver intraday purchase notices to the Investor, and the Ordinary Shares purchased pursuant to an intraday Advance will be purchased at a price equal to 98% of the lowest traded price of the Ordinary Shares during the intraday pricing period, as determined pursuant to the terms of the SEPA.

The Company has the right to control the timing and amount of any sales of ordinary shares to the SEPA Investor under the Equity Line. Actual sales of the Ordinary Shares under the Equity Line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

Pursuant to the SEPA, the SEPA Investor may offer, sell or otherwise distribute all or a portion of the ordinary shares purchased under the SEPA, either publicly or through private transactions, at prevailing market prices or at negotiated prices. The Company will not receive any proceeds from the sale of ordinary shares by the SEPA Investor pursuant to the SEPA. However, the Company may receive up to $100 million in aggregate gross proceeds from sales of ordinary shares to the SEPA Investor that the Company may, in its sole discretion, elect to make from time to time pursuant to the SEPA and in accordance with the terms and conditions thereof.

F-41

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 10 – TARGET SEPA (CONT.):

The Company intends to use the net proceeds from the sale of the SEPA for working capital and general corporate purposes, to pay down certain outstanding indebtedness and other liabilities of the Company. Initially, the Company intended to acquire bitcoin or another cryptocurrency subject to the mutual consent of the parties, which should serve as a reserve asset for the Company, and for so long as the SEPA remain outstanding, shall be used to secure amounts outstanding under the SEPA. After payment of expenses and certain liabilities, generally, 50% of net proceeds to the Company under the SEPA and the Equity Line will be used to purchase the crypto assets. However, on December 9, 2025, the agreement was amended and the Company’s obligation to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the SEPA terms was amended. If at the time the Company delivers any purchase notice the price of the ordinary shares on the trading market is at or above $10.0, the Company is not required to use the proceeds of such purchase notice to acquire bitcoin or another cryptocurrency.

As of December 31, 2025, no withdrawal was carried out from Target SEPA.

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY:

On September 11, 2024, the Company entered into a AEGIS Private Placement transaction (the “AEGIS Private Placement”), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the “Purchasers” ), which under certain circumstances could result in an aggregate gross proceeds of up to $5.350 million, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private before deducting fees to the placement agents Placement. 20% of the gross proceeds, or $1,072 was held in escrow and repaid to the Purchasers pursuant to certain circumstances during the terms of the Series A Common Warrants issued in the AEGIS Private Placement. The Company was unable to satisfy certain of the specified circumstances and did not receive the $1,072 from Escrow and adjustments were made to the Warrants issued as described below. As such, the Company received gross proceeds of $4,278 excluding transaction costs. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the AEGIS Private Placement.

The offering consisted of the sale of 187,719 (15 after reverse stock splits) Common Units, each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants each to purchase one Ordinary Share per warrant at an exercise price of $28.5 ($348,254 after reverse stock splits) , subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $28.5 ($348,254 after reverse stock splits) (or $28.49) ($348,132 after reverse stock splits) for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00285 ($34.8 after reverse stock splits) per Pre-Funded Warrant.

The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. During the offering the company issued 55,789 (5 after reverse stock splits) ordinary shares and 131,930 (11 after reverse stock splits) Pre-Funded Warrants.

The initial exercise price of each Series A Common Warrant is $1 ($12,219 after reverse stock splits) per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire by March 12, 3030. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,210 (63 after reverse stock splits). The post-adjustment exercise price of each Series A Common Warrant is $13.9 ($169,850 after reverse stock splits)

F-42

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY (CONT.):

The initial exercise price of each Series B Common Warrant is $0.00285 ($34.8 after reverse stock splits) per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381 (16 after reverse stock splits).

The Pre-Funded Warrants, Series B Common Warrants and Series A Common Warrant meets the definition of a derivative financial liability and measured at fair value through profit and loss on initial recognition and subsequent.

As of December 31, 2024, all the Pre-Funded warrants and all the Series B Common Warrants were exercised into ordinary shares.

As of October 28, 2024, the fair value of the Series A Common Warrant was $5,845 which is recognized on a systematic basis over the period the time-value of Warrant A decays, on a straight-line basis – the Company expects this period to be approximately five years.

Management utilized a third-party appraiser to assist them in valuing the Series A Common Warrant by using the Black-Scholes model.

The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

During 2024, 277,439 (23 after reverse stock splits) Series A Common Warrants were exercised into ordinary shares.

The remaining 488,762 (40 after reverse stock splits) Series A Common Warrants have been valued at the fair value as of December 31, 2025 and 2024 and amounted to $5 and $1,322 respectively.

The key inputs that were used to estimate the fair value as of December 31, 2025, were:

●	risk-free interest rate 3.658%
●	expected volatility 168.55%
●	expected dividend yield of 0%
●	expected term of warrants – 4.2 years

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

The Company also entered into a Placement Agent Agreement with Aegis as the lead placement agent, The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the AEGIS Private Placement, a 3% commission of the proceeds from any cash exercise of the Warrants, and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the AEGIS Private Placement.

The transaction cost amounted to $1,113 and allocated to the financial instruments issued that measured at fair value through profit and loss and recorded as expenses incurred. The placement agent fee includes liable to pay 3% of the proceeds from the cash exercise of Series A Common Warrants (“the 3% Provision”). The 3% Provision accounted for financial liability at fair value through profit and loss on initial recognition and subsequent.

F-43

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY (CONT.):

Management utilized a third-party appraiser to assist them in valuing the 3% Provision by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

As of October 28, 2024, the fair value of the 3% provision was $76.

The key inputs that were used to estimate the fair value as of December 31, 2025, were:

●	risk-free interest rate 3.658%
●	expected volatility 168.55%
●	expected dividend yield of 0%
●	expected term of warrants – 4.2 years

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

As of December 31, 2025, and December 31, 2024, the fair value of the 3% provision was $0.01 and $59 respectively.

NOTE 12 - SHORT TEARM LOAN:

On December 28, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the “Abri Loan Agreement”), with Arbi Advisors Ltd. (“Abri”), pursuant to which the Company borrowed $1,000 from Abri. Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025, maturity date, $1,400, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%. During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri. Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a “Financing”), then the Company shall repay twenty percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a “Financing Repayment”). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Abri Loan Agreement contains customary Events of Default for transactions similar to the transactions contemplated by the Abri Loan Agreement. In the event of an Event of Default, subject to a three-day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to Abri (the “Default Payment Amount”). The Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment. The Abri Loan Agreement contains representations and warranties made by each of the Company and Abri. As of 31 December 2024, the loan amount is $1,000.

F-44

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 12 – SHORT TEARM LOAN (CONT.):

During 2025, following the occurrence of an Event of Default under the Abri Loan Agreement, the outstanding loan balance and accumulated interest was accelerated and increased by 150%, becoming immediately due and payable in accordance with the terms of the agreement.

During the second half of 2025, the Company repaid an aggregate amount of $500 in cash and entered into settlement agreement with Abri to convert the remaining outstanding loan balance and the accumulated interest into ordinary shares.

In connection with this settlement, the Company issued an aggregate of 58,288 ordinary shares.

As of December 31, 2025, the Company has no remaining obligations in respect of this liability.

NOTE 13 - LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease terms of 12 years; motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
As of January 1, 2024	366	23	389

Foreign currency translation	(1)	-	(1)
Depreciation expense	(37)	(3)	(40)
As of December 31, 2024	328	20	348

Foreign currency translation	49	-	49
Depreciation expense	(58)	(3)	(61)
As of December 31, 2025	319	17	336

Information on leases:

	Year ended December 31,
	2025	2024

Interest expense on lease liabilities	36	29
Total cash outflow for leases	86	79

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 14 - OTHER PAYABLES:

	December 31, 2025	December 31, 2024
Excise Tax	1,569	1,569
Accrued expenses	1,872	1,596
Employees, salaries and related liabilities	574	1,008
Liabilities for grants received (see also note 22)	202	177
Total	4,217	4,350

F-45

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares *
	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.00000000012219451015625 par value	817,549,003,406,601,232,640	1,795,943	1,392	95

Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-

Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

New Deferred shares USD 0.00000000000001 par value	7,999,999,999,999,982,413,677	-	-	-

*	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958 , 1-for-8 and 1:4.8828125 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025 and February 17, 2026 respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1.F- 1.K and 26.3.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $ 0.00000000012219451015625 and the Company does not have a limited amount of authorised capital.

New Deferred shares

The new deferred shares of $0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

Preferred shares

Preferred shares of a nominal value of $0.0001 with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

F-46

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.)

Deferred shares Euro 1 par value

Immediately prior to consummation of the Business Combination pursuant to the BCA and the SID, the Company had issued and paid-up share capital of (i) €25,000 representing 25,000 deferred shares of €1.00 each and (ii) $0.0001 representing one Ordinary Share of $0.0001 each in the capital of the Company, in order to satisfy statutory capitalization requirements for all Irish public limited companies.

B.	Changes in Share capital

During 2024

1.	On January 4, 2024, the Company issued 47 ordinary shares (nil after reverse stock splits) to a service provider in connection with certain investor relations services.

2.	Pursuant to Letter Agreement with Yorkville signed on February 2, 2024, the Company issued during the first quarter of 2024, 1,251 ordinary shares (nil after reverse stock splits) for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 117 warrants (nil after reverse stock splits) into 117 ordinary shares (nil after reverse stock splits) at an exercise price of $4.7025 ($57,460 after reverse stock splits) per warrant.

3.	On February 1, 2024, the Company issued 234 ordinary shares (nil after reverse stock splits) to EF Hutton pursuant to their agreement as an underwriter.

4.	On February 20, 2024, the Company completed an underwritten public offering of 5,672 Ordinary Shares and pre-funded warrants (nil after reverse stock splits) at $513 ($6,268,574 after reverse stock splits) per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $508 ($6,207,480 after reverse stock splits) per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses. The pre-funded warrants met the fix for fix criteria and were classified as equity instrument.

As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 ($6,268,574 after reverse stock splits) and 4,052 ordinary shares due to Pre-Funded Warrants (nil after reverse stock splits) exercise at a price per Pre-Funded Warrant of $508 ($6,207,480 after reverse stock splits).

5.	Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 100,000 (8 after reverse stock splits) warrants to the investor with an exercise price of $0.05 ($610 after reverse stock splits) per share.

6.	During 2024, Alpha converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 640 (nil after reverse stock splits) Ordinary Shares and exercised 1,838 (nil after reverse stock splits) Warrant A (see also note 7.B).

7.	On April 11, 2024, pursuant to a Securities Purchase Agreement with Alpha, the Company issued 5,532 (nil after reverse stock splits) warrants for a 5.5 years period with an exercise price of $336 ($4,105,732 after reverse stock splits) per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter, Alpha exercised his outstanding “B” warrants to purchase 1,225 (nil after reverse stock splits) Ordinary Shares. The Existing Warrants were issued to Alpha as of September 6, 2023 and had a fixed exercise price of $3,501 ($42,780,297 after reverse stock splits) per share. Pursuant to the Inducement Letter, Alpha agreed to exercise for cash the existing warrants in full at a reduced exercise price of $4.7025 ($57,460 after reverse stock splits) per share.

F-47

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.)

Alpha converted approximately $2,110 of the principal amount into 464,424 (38 after reverse stock splits) ordinary shares. As of December 31, 2024, Alpha exercised all the warrants pursuant to a cashless mechanism into 5,387 (nil after reverse stock splits) Ordinary Shares. (see also note 7.D).

8.	During the twelve-month period ended December 31, 2024, all the Cashless Warrants were fully exercised in cashless and converted into 472 (nil after reverse stock splits) ordinary shares. In addition, the Company issued another 290 (nil after reverse stock splits) ordinary shares according to an amendment to the agreement with certain former debtholders. (see note 8).

9.	During April 2024, a service provider exercised in a cashless transaction all its warrants and the Company issued 54 (nil after reverse stock splits) ordinary shares. In addition, the Company issued another 32 (nil after reverse stock splits) ordinary shares according to an amendment to the agreement with her.

10.	On April 24, 2024, the Company issued to Alpha 1,275 (nil after reverse stock splits) Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see note 9).

11.	During the second quarter of 2024, the Company converted $569 of debt into 1,494 (nil after reverse stock splits) ordinary shares.

12.	On June 27, 2024, the Company converted $119 debt to 410 (nil after reverse stock splits) ordinary shares and issued 32 (nil after reverse stock splits) warrants at an exercise price of $4.7025 ($57,460 after reverse stock splits) per warrant.

13.	On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB (see note 7.E). Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 (nil after reverse stock splits) Company shares. The Company also issued 1,818 (nil after reverse stock splits) shares as consideration for PMB’s waivers and releases related to the debt.

14.	On July 19, 2024, pursuant to a Securities Purchase Agreement, the Company issued to Alpha 7,317 (nil after reverse stock splits) warrants for a 5.5 years period with an exercise price of $178 ($2,175,058 after reverse stock splits) per warrant. The warrants also may be exercised pursuant to a cashless mechanism. As of December 31, 2024, all of the warrants were exercised into 7,188 (nil after reverse stock splits) ordinary shares. (see note 7.F).

15.	On September 11, 2024, pursuant to a Securities Purchase Agreement, the Company issued to investors an aggregate of 55,789 (4 after reverse stock splits) ordinary shares, 131,930 (10 after reverse stock splits) Pre-Funded Warrants and 375,439 (30 after reverse stock splits) series A common warrants. On October 28, 2024, pursuant to the terms of the transaction, the Company further issued 195,381 (15 after reverse stock splits) Series B Common Warrants and an additional 390,763 (31after reverse stock splits) Series A Common Warrant.

As of 31 December 2024, the investors exercised all of Pre-Funded Warrants and Series B Common Warrants, and 277,439 (22 after reverse stock splits) of the Series A Common Warrants.

As of December 31, 2024, the outstanding Series A Common Warrant totalled 488,762 (39 after reverse stock splits) at an exercise price of $13.96 ($170,584 after reverse stock splits). (see note 11).

16.	On September 16, 2024, an investor converted $23 of its convertible security of the Company into 793 (nil after reverse stock splits) ordinary shares. (see note 8.C).

17.	During September 2024, a service provider exercised options into 48 (nil after reverse stock splits) ordinary shares in cashless exercise.

F-48

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.)

During 2025

(*) The amounts of ordinary shares and per share data, warrants, RSU, conversion price and exercise prices are after giving effect of all the reverse stock splits that occurred during as of the date of these financial statements.

1.	During the year ending December 31, 2025, the investor converted all the principal amount of Alpha April Note and Alpha July Note into 49 and 31 ordinary shares respectively, as a result of the issuance the issued capital and additional paid in capital increased in the amount of $3,204.

2.	During the year ending December 31, 2025, the Company issued 125,817 ordinary shares and RSU to certain investors at a cost of $7,811 recorded as finance expenses.

3.	During the year ending December 31, 2025, as part of the RBW May agreement the Company issued 224 warrants underwriters. The warrants granted to the underwriters are classified as equity-settled share-based payments under IFRS 2 and are measured at fair value at the grant date. The total amount recognized in the additional paid in capital in respect of these warrants fair value amounted to $2,718. (see Note 7.I).

As of December 31, 2025, pursuant to the agreement all the promissory notes were fully converted into 1,949 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $9,668

4.	As of December 31, 2025, pursuant to the RBW August agreement $13,750 of the principal amount of the promissory notes were converted into 66,794 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $16,176.

5.	As of December 31, 2025, pursuant to the RBW December agreement the $11,984 of the principal amount of the promissory notes were converted into 168,852 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $14,098.

6.	During the year ending December 31, 2025, as part of the Target SEPA agreement the Company issued 10,505 ordinary shares to the investor. The fair value of this issuance was recorded as facility fee financial expenses in the amount of $2,639 against additional paid in capital (see Note 11)

7.	During the year ending December 31, 2025, the company signed settlement agreement with Abri. According to the settlement agreement the Company paid to the borrower $500 and converted the remaining debt amount into 58,288 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $4,134 (see Note 12).

F-49

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

B.	Share-Base Compensation:

In June 2018, Security Matters PTY Ltd. adopted a Share Option Plan (the “Plan”) to provide an incentive to retain, in the employment or service or directorship of the Group and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Share Option Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023, as part of the SPAC transaction, these options were exercised on a cashless basis and then after replaced with the Company’s shares.

During 2024:

1.	On January 31, 2024, the Company granted 702 RSUs (nil after revers stock splits) to employees, directors and service providers. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall vest monthly in equal instalments over 18 months beginning on the anniversary of the grant date, with an acceleration clause that was effective within the year 2024. As of December 31,2024 the related share-based expenses were $585.

2.	On July 21, 2024, the Company granted 241 RSUs (nil after revers stock splits) to an advisor. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall vest monthly in equal instalment until December 20, 2024. According to the vesting schedule all the related share-based expenses recognized as of December 31, 2024, and totalled to $43.

3.	On August 29, 2024, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the Incentive Plan to 53,500 (4 after reverse stock splits) As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval.

4.	On August 29, 2024, the Company granted an aggregate of 14,430 fully vested RSUs (nil after reverse stock splits) to its employees, executive officers and directors, and to certain consultants and advisors of the Company. The company measured the fair value of the RSU’s according to the quote share price at the grant day. According to the vesting schedule all the related share-based expenses recognized as of December 31, 2024, and totalled to $1,176.

5.	During the year ended December 31, 2024, the Company granted 23,951 fully vested options (2 after reverse stock splits) with expiration date of 4 years from the grant date to employees and service providers. The related share-based expenses that were recognized in the year ended December 31, 2024, amounted to $874.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.82%;
●	expected volatility: 71.56%;
●	expected term: up to 2.5 years; and
●	expected dividend yield: 0%.

6.	As of December 31, 2024, the company recorded according to previous RSUs grants that occurred during 2023 related share-based expenses of $979.

F-50

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

During 2025:

1.	On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”) to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 186.

●	Thereafter, the Company granted an aggregate of 143 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $4,322.

●	The Company also granted 44 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $631.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 4.14%.
●	expected volatility: 74.69%;
●	expected term: up to 2.5 years; and
●	expected dividend yield: 0%.

2.	On March 17, 2025, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 207. Thereafter, the Company granted 11 stock options to certain consultants of the Company. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $140.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 4.05%.
●	expected volatility: 75.58%.
●	expected term: up to 2.5 years; and
●	expected dividend yield: 0%.

3.	On June 17, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,432.

●	Thereafter, the Company granted an aggregate of 721 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $9,924.

●	The Company also granted 448 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $2,911.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.92%.
●	expected volatility: 74.23%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

F-51

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

4.	On July 3, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,563.

●	Thereafter, the Company granted an aggregate of 128 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $1,727.

●	The Company also granted 12 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $119.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.86%.
●	expected volatility: 142%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

5.	On August 26, 2025, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 18,309.

●	Thereafter, the Company granted an aggregate of 12,566 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $20,773.

●	The Company also granted 3,758 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $4,896.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.62%.
●	expected volatility: 144%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

6.	On September 4, 2025, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 25,708.

●	Thereafter, the Company granted an aggregate of 4,110 RSUs to its executive officers and directors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $2,642.

●	The Company also granted 3,288 options to its directors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $1,428.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.57%.
●	expected volatility: 147%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

F-52

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

7.	On October 29, 2025, the Company further amended its Incentive Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 233,324.

●	Thereafter, the Company granted an aggregate of 150,272 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $17,316.

●	The Company also granted 52,480 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $4,817.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.6%.
●	expected volatility: 142%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

8.	On November 21, 2025, the Company further amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,442,092.

●	Thereafter, the Company granted an aggregate of 1,360,896 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $28,175.

●	The Company also granted 808,960 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $13,975.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.56%.
●	expected volatility: 142%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

9.	As of December 31, 2025, the company recorded according to previous RSUs and options grants that occurred during 2023-2024 related share-based expenses of $409.

The related share-based expenses that were recognized in the year ended December 31, 2025, amounted to $114,205.

F-53

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

Summary of the status of the Company’s Share Option Plan granted to employees, directors, advisors and service providers and changes during the relevant period are presented below:

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2025	Year ended December 31, 2024

Outstanding at the beginning of the year	*	*
Granted	1,528,836	1
Vested	(1,528,832)	(1)
Forfeited	(4)	*
Outstanding at the end of year	-	*

*	Nil after reverse stock split

Options granted to employees, directors, advisors and service providers:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of options	Weighted average Exercise price (USD$)	Number of options	Weighted average Exercise price (USD$)
Outstanding at beginning of year	*	-	*	-
Issue of options	869,001	183,639	*	-
Outstanding at the end of year	869,001	183,639	*	-
Exercisable options	869,001	183,639	*	-

*	Nil after reverse stock split

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Share based compensation	101,981	3,178	1,222
Professional services	12,256	2,556	667
Transaction cost	2,759	2,544	7,278
Wages and salaries related	1,198	1,217	1,348
Travel expenses	604	350	611
Public company expenses	597	1,959	5,128
Insurance expenses	490	675	50
Office and maintenance	144	170	170
Depreciation and amortization	22	27	30
Other expenses	48	53	63
Total	120,099	12,729	16,567

F-54

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Share based compensation	9,614	403	447
Salaries and related expenses	1,431	2,796	2,228
Materials and laboratory expenses	338	434	223
Subcontractors and consultants	211	135	344
Depreciation and amortization	179	172	197
Travel expenses	87	260	87
Freight expenses	7	8	33
Other expenses	11	5	10
Reimbursement from paid pilots and proof of concept projects	(650)	(1,154)	(858)
Total	11,228	3,059	2,711

NOTE 18 – SELLING AND MARKETING EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Share based compensation	2,610	76	28
Salaries and related expenses	1,063	398	176
Business development	160	-	-
Travel expenses	144	8	24
Marketing expenses	120	507	433
Other	15	3	-
Total	4,112	992	661

F-55

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 19 - TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.

2.	Theoretical tax:

	December 31, 2025	December 31, 2024	December 31, 2023
Reconciliation of income tax at the statutory rate
Loss before income tax	(174,590)	(35,401)	(20,989)

Theoretical tax rate of 12.5%	(21,824)	(4,425)	(2,624)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:

Non-deductible expenditure and others	27,338	2,984	3,254
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	(5,514)	1,441	(630)
Income tax / (benefit)	-	-	-

3.	As of December 31, 2025, the Group has estimated carry forward tax losses of approximately $124,336 (2024: $69,393, 2023: $45,095) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

NOTE 20 - LOSS PER SHARE

	December 31, 2025		December 31, 2024		December 31, 2023

Net loss attributable to the owners of the company	(169,177)		(31,092)		(20,914)

Basic and diluted loss per share (US$ in thousands)	(37	)(1)	(138,537	)(1)	(9,272,541	)(1)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share	4,526		0.22		*

*	Nil after reverse stock splits

(1)	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1:4.8828125, 1-for-20 and 1-for-2.285 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026 and June 1, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1. F-1.K and 26.3, 26.5 and 26.6.

The calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares derived from the conversion ratio.

F-56

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 21 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2025	December 31, 2024
Share based payments	51,293	2,675
Short-term salary and fees	629	661
Revaluation of financial liabilities at fair value	-	344
Payments for legal services	-	337
Post-employment retirement benefits	87	98
Non-monetary benefits	38	41
	52,047	4,156

2. Balance with related parties:		December 31, 2025	December 31, 2024
Key management	Salary and related	(229)	(166)
Directors	Consultant services	(94)	(83)
Joint Ventures	Investment in subsidiary	114	105
Joint Ventures	Other receivables	15	15
		(194)	(129)

F-57

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 22 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2025, and 2024, the Group has not paid any royalties to IIA. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

	December 31, 2025	December 31, 2024
Short term liability at year end	202	177
Total	202	177

NOTE 23 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

A.	In January 2015, the Company entered an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.
In January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%; (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

The fair value of these options was $33 and recognized as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2025, and 2024, based on the funds the Company actually received during the 13 month period after the BCA, the Company recognized a technology license intellectual property at the amount of $180 and $158, respectively against a liability. The change in the provision derives from exchange rate differences.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

F-58

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 23 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.):

B.

On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further intends to defend any action, if and when commenced, vigorously.

The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company.

Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. The Company had until January 23, 2025, to submit reply papers in connection with this motion practice.

On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. On June 26, 2025, the parties filed their reply to the statement of defense. An arbitration hearing was scheduled for July 21, 2025. The parties exchanged general affidavits of disclosure and requests for responses to questionnaires and for disclosure of documents and R&I’s request and the Company’s response for deposit of a security to guarantee the costs. On February 3, 2026, another preliminary arbitration hearing was held, at which it was determined that the Company was required to file an update regarding its position on the mutual provision of security to secure the arbitrator’s fees. The Company filed its response to the arbitrator’s request on February 10, 2026, and R&I Trading was ordered to file its response by March 5, 2026. The parties were ordered to file a joint notice advising whether they have reached agreements that render their mutual disputes unnecessary to determine whether they maintain their respective applications for determination. By March 31, 2026, both parties are required to file their responses to the other party’s submission regarding the conduct of the preliminary proceedings and document disclosure and are also required to file their respective lists of witnesses and experts. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings.

F-59

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group’s financial assets and financial liabilities:

	December 31,
	2025	2024
Financial assets at amortized cost:
Cash and cash equivalents	12,201	2,343
Other current receivables	587	1,993
Total financial assets	12,788	4,336

	December 31,
	2025	2024
Financial liabilities at fair value through profit or loss:
Short term loan	-	1,000
Convertible notes	365	391
Convertible Features	3,207	791
Warrants - derivative financial liability	5	1,384
Bridge loans liabilities	453	902
Total financial liabilities at fair value through profit or loss	4,030	4,468

Financial liabilities at amortized cost:
Trade and other payables	12,735	13,605
Convertible notes	4,723	2,469
Lease liabilities	424	418
Government grants	202	177
Total financial liabilities at amortized cost	18,084	16,669
Total financial liabilities	22,114	21,137

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Company’s management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices, which in the group’s case refers only to foreign currency risk. Financial instruments affected by this risk include, loans and borrowings and short-term payables and receivables.

F-60

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency. The Group is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS and Euro.

As of December 31, 2025, the Group has excess financial assets over financial liabilities in foreign currencies in relation to the SGD and AED totalling approximately $151, and $11 respectively; also the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS and AUD totalling approximately $2,188 and $273. On December 31, 2024, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS, AUD, SGD and EUR totalling approximately $2,745, $376, $103 and $163, respectively.

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% in NIS, AUD, SGD, EUR and AED and NIS exchange rates against the USD, with all other variables held constant. The impact on the Group’s net loss (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on net loss
December 31, 2025	10%	219
December 31, 2024	10%	275

	Change in AUD rate	Effect on net loss
December 31, 2025	10%	27
December 31, 2024	10%	38

	Change in SGD rate	Effect on net loss
December 31, 2025	10%	15
December 31, 2024	10%	10

	Change in EUR rate	Effect on net loss
December 31, 2025	10%	-
December 31, 2024	10%	16

	Change in AED rate	Effect on net loss
December 31, 2025	10%	1
December 31, 2024	10%	-

F-61

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (other receivables and cash balances). The Group’s main financial assets are cash and cash equivalents as well as other receivables and their carrying amounts represent the Group’s maximum exposure to credit risk. Credit risk from balances with banks and financial institutions is managed by the Group’s management in accordance with the Group’s policy. Wherever possible and commercially practical, the Group holds cash with major financial institutions in Israel and Australia which the Company’s management regards as financially solid.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group has procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of the balance sheet date, the Group has a positive working capital.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

As of December 31, 2025

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	12,735						12,735
Short term loan	-
Bridge loans	453						453
Government grants	202						202
Lease liability	74	74	74	74	74	54	424
Convertible note	8,295						8,295
Financial derivatives	5						5

	21,764	74	74	74	74	54	22,114

As of December 31, 2024

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	13,605	-	-	-	-	-	13,605
Short term loan	1,000	-	-	-	-	-	1,000
Bridge loans	902	-	-	-	-	-	902
Government grants	177	-	-	-	-	-	177
Lease liability	81	74	74	74	74	41	418
Convertible note	3,651	-	-	-	-	-	3,651
Financial derivatives	1,384	-	-	-	-	-	1,384

	20,800	74	74	74	74	41	21,137

F-62

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 25 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2025	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	3,577	3,577
Total			3,577	3,577

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,381	1,381
Tradable warrants	3	-	-	3
Total	3	-	1,381	1,384

F-63

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 26 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	The fair value of the RBW December Note, amounting to $5,751 as of December 31, 2025, was fully converted into 83,194 ordinary shares.

2.	On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which amends the terms of the Company’s SEPA, dated as of December 1, 2025, as amended and supplemented by that Amendment and Addendum to the SEPA, dated as of December 9, 2025 (see Note 11).

The Amendment increased the size of the Commitment Amount under the Agreement from $100,000 to $250,000. As of the date of this report, the Company has drawn down $11,919 from the Commitment Amount under the SEPA, before agent fees of $557, and has issued an aggregate of 389,682 (post reverse splits) of its ordinary shares to SEPA Investor as a result. The Company intends to continue to draw down from the Commitment Amount from time to time pursuant to the terms and conditions of the SEPA, as amended by the Amendment, and applicable law.

In addition, RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the SEPA, as amended by the January 30, 2026, Amendment, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 3% for the next $80,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $150,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

3.	On February 17, 2026, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.8828125:1 under the symbol “SMX,” with a new CUSIP number of G8267K406 and the new ISIN code IE000B5COQZ5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 4.8828125 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 10.67 million to approximately 2.18 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000002502543568 to $0.00000000012219451015625 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

4.	On January 30, 2026, the Board of Directors approved a Shareholder Rights Agreement (the “Rights Agreement”) and authorized the issuance of one preferred share purchase right (a “Right”) for each outstanding Ordinary Share. The Rights were issued on March 2, 2026, to shareholders of record on that date, pursuant to the Rights Agreement dated February 13, 2026, between the Company and Continental Stock Transfer & Trust Company.

The Rights are intended to protect shareholders from coercive or unfair takeover tactics by imposing penalties on any person or group that acquires 10% or more of the Company’s Ordinary Shares without prior Board approval. Prior to a triggering event, the Rights trade together with the Ordinary Shares. Upon a person or group becoming an “Acquiring Person,” each Right (other than those held by the Acquiring Person) becomes exercisable to purchase one Series A Preferred Share for $0.0001, carrying a liquidation preference of $250 million and cumulative dividends of 18.5% per annum. The Rights may also provide for the purchase of shares of an acquiring company at a discount if the Company is acquired after the Rights become exercisable.

5. On May 11, 2026, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 20:1 under the symbol “SMX,” with a new CUSIP number of G8267K190 and the new ISIN code IE0008D7EWV5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 20 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 12 million to approximately 614. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000012219451015625  to $0.000000002443890203125 per share.

6. On June 1, 2026, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 2.285:1 under the symbol “SMX,” with a new CUSIP number of G8267K216 and the new ISIN code IE000CNLGHH1. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 2.285 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 1.5 million to approximately 650. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000002443890203125 to $0.00000000558603475 per share.

F-64